UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 18, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CollPlant Biotechnologies Ltd.

File No. 333-214188 - CF#34027

CollPlant Biotechnologies Ltd. (formerly CollPlant Holdings Ltd.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form F-1 filed on October 21, 2016, as amended.

Based on representations by CollPlant Biotechnologies Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.2 through August 30, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Chief, Disclosure Management Office